UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB

GENEREAL FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(B) or (g) of the Securities Exchange Act of 1934

Peopleline Telecom Inc. (PPTM)

Nevada	88-0385920
State of Jurisdiction	IRS Employer
Identification number

175 East 15th Avenue, Suite 2	V5T 2P6
Vancouver, BC CANADA	Zip Code
(Address of Principal Executive Offices)

(604) 639 2550 Ext. 930
Registrant’s Telephone Number

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
(None)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Stock, par value $0.001
Title of Class

i

TABLE OF CONTENTS

PEOPLINE TELECOM, INC.
INDEX TO ANNUAL REPORT ON FORM 10-KSB
FOR YEAR ENDED DECEMBER 31, 2006

ii

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; and Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this filing about our future results, level of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” believe,” “estimate,” “predict,” “potential,” “ or “continue” or the negative or other variations of these words, or other comparable words or phrases. We, Peopleline Telecom, Inc., intend that such forward-looking statements be subject to the safe harbors created by these statutes. The forward-looking statements included herein are based on current beliefs and expectations that involve a number of risks and uncertainties. Accordingly, to the extent that this Annual Report contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of us, please be advised that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions; intense competition, including intensification of price competition and entry of new competitors and products’ adverse federal, state and local government regulation; inadequate capital; unexpected costs and operating deficits’ increases in general and administrative costs; lower sales and revenues than forecast; loss of customers; technological obsolescence of our products and services, technical problems with our products and services, inability to raise prices; failure to obtain new customers; the possible fluctuation and volatility of our operating results, financial condition and stock price; inability to carry out marketing and sales plans; loss or retirement of key executives; and other specific risks that may be described in this Annual Report or in other reports filed by us with the Securities and Exchange Commission. In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements. The inclusion of forward-looking statements in this Annual Report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Forward-looking statements are based on management’s beliefs, expectations and projections on the date they are made. We assume no obligation to update forward-looking statements if management’s beliefs, expectations or projections or other circumstances should change. Investors should not place undue reliance on forward-looking statements.

iii

Part I

Item 1: Business

Company Overview

Peopleline Telecom Inc. (formerly Popstar Communications Inc.) a Public Company (OTC BBS Symbol PPTM)) incorporated in Nevada and managed from its Vancouver BC office. (Exhibit 2.1) The name change to Peopleline Telecom occurred in January 2006 when the Company was restructured. (Exhibit 2.1) The Company is an established Internet Service Provider in Vancouver and a holder of a CRTC Class B License permitting the Company to sell Local VoIP telephone services across Canada. (Exhibit 10.1) At the end of 2006 Peopleline had over 2000 residential and business subscribers in the Vancouver area and in the order of 300 efax users. Revenues in 2006 were $299,200 USD increasing from $148,000 in 2005 and projections for 07 in the order of $600,000. The Company moved to new premises in 2006 to support expansion plans that included the opening of a retail outlet “VoIP Store” the first of its kind to better serve the end user. More outlets are planned for 07.

Peopleline has cash flow of $50,000.00 per month and it simply grows each month by 20% due to an increasing customer base. Our overhead is low with our employee’s being mainly contractors therefore we do not encounter the usual pension and medical plan issues most companies are faced with. The only staff we are required to add at this time is sales persons to increase our customer base, for instance our goal is to increase our PBX installs by 25% early in 2008. Since the acceptance of VoIP it becomes a viable solution for any small company to save overhead. Many business owners will convert from conventional operations when they have an analysis of their phone costs to discover a 60% per month saving with more services. Contact will be made through print advertising and door-to-door sales calls, which will be part of our staff increase, and each sale is an automatic $1400.00 income. l

Peopleline’s aim is to attract residential and business users in the Metro Vancouver area who have been turned off by the take it or leave it attitude of the Phone Company and seek a change. The Company provides reliable and inexpensive VoIP solutions allowing home and business users to save between 60% and 80% of the cost of their current phone bill. Pricing begins at $9.95 per month for home service, local calls are free and Long Distance charges are prepaid and billed separately. Small Business customers are offered a choice between Hosted IP PBX services and the purchase of an on site PBX product. The hosted service starts at $30 per line, $5.00 per extension and $6.95 for messaging, the on-premise PBX starts at $1495. The service provides all expected features such as caller ID call forward, conference and transfer also new features allowing cell phones to place and receive calls through the PBX.

The Company has enjoyed considerable success reaching residential users through media advertising and VoIP Store visits. The Business services primarily the PBX have to be marketed differently we can’t simply win the business based on walk in traffic, low price, the current web site or simple advertising copy, we need to offer more. We will build a small team to support business services, also direct on line enquiries to a separate site peoplelinebusiness.net and advertise in Business newspapers. Were possible we will offer a total communication solution to business rather then simply a phone by tying the PBX to applications such as MS exchange server to streamline communication. Our personal PBX offers extension features and services to the very small business and also to the home. We will grow the business through exploiting existing innovations to satisfy user needs while reducing risk and shortening the time lag to breaking even.

We learned very soon after the market launch that people prefer to touch and feel the products and to ask questions to a real person prior to deciding to purchase new technology, and this led us to open our first retail “VoIP Store”. The Peopleline flagship Store was opened on Main St. in Vancouver in 2006 and further store (kiosks) openings are planned in 07. We sell and support VoIP packages for the home and small business that are simple to install and reliable to use. Current products include regular IP phones adapters, wireless routers, WiFi phones a Virtual PBX, dual-mode WiFi/Cell phone, memory stick phone and others.

Over $1,000,000 has been spent to develop the network, create a market presence and sign over 2,500 users generating over $45,000 per month. Our target for 2007 is in the order of 3,000 residential and business accounts approaching $550,000 in revenue and growing each year thereafter. Growth will be driven by a focus on customer service quality products and innovative services to differentiate us from others.

Item 2 – Plan of Operation

Market Opportunity

  The VoIP market has come of age and concerns for VoIP quality have diminished causing a decline in traditional voice services of 10% per year.

  Subscribers to Broadband service grew by 24% in the US in 2006 as service providers added a net 10.3 million users during the year. The projections for Broadband subscriptions in the US should reach 65 million by the end of 2007. Triple play bundles including VoIP will drive the growth.

  Gartner estimates that the total managed services market for the US alone will grow from $15 billion in 2002 to $31.5 billion in 2006 indicating the time is right in 2007 for providers to enter the Hosted IP PBX services arena.

  IP enabled (hybrid) PBX systems have been outselling TDM systems since 2003 and 2005 was the watershed for pure IP PBX, surpassing traditional PBX in lines shipped in North America. By 2010 Gartner sees PBX sales being completely IP, providing the basis for enterprise-wide unified communications.

IP telephony built on its break out years in 2005 and 2006 to become the telephony service of choice in 2007. The reasons for this are many, mature IP product, lower cost access, improved voice quality and greater flexibility in the way services are offered. In addition there is a growing acceptance by computer literate business executives and small business owners that Internet communications is crucial to the success of their business but they lack the expertise to take advantage of the same. Peopleline’s hosted Virtual PBX service offers a very attractive and viable solution to such companies we manage the communications and related technology allowing owners and other executives to manage their business. It’s a win-win situation for all.

Peopleline has a large base of IP technology a focused marketing plan and the managerial know how to sell “voice and fax as a service” allowing users to switch without fear to Broadband. We have a loyal group of users, the services are reliable, cash flow from residential and corporate accounts is on the increase and we are driven to carve out a successful niche for Peopleline in this new era for Telecom.

Sales revenues increased once more during the quarter to $130,799 up from $122,847 in Q2 while expenses increased by $14,203 in the quarter to $148,533. The increased costs were related to the 15c filing and assuming it is accepted fees of $15,000 per quarter will have to be paid to maintain our good standing, and this will be tough to do. We anticipate sales revenues for 2007 to reach $500,000 by year-end up from $299,200 in 2006 but down from the start of the year projections for $1 million. The reduced growth in sales can be traced directly to our inability to generate needed funds for marketing and network expansion

One of the focus areas of our development is to establish our service with IP Trunking at our main AT&T Switch in Canada and the US located in Vancouver and Los Angeles operations centers. This allows us to offer services on a national scale in both Countries at a much reduced per customer cost and allows localized telephone numbers to be provided to the business and residential customers without placing local gateway switching equipment in each sector. We hope to accomplish this early in 2008 by allotment of a large amount of IP on the switch.

We continued our drive throughout the quarter to improve customer service, add new features and to enhance user experience. We completed the development and introduction of a pre-pay billing system for VoIP to give us tighter control over end user costs. We also improved the post-pay billing services offered Business customers to provide detailed records per extension as opposed to the records per pilot number offered previously. A new user sign up site complete with shopping cart and other administration tools to streamline customer service is near completion and ready for introduction in Q4. The developments will cut the cost of operations for tasks associated with user sign-up through invoice and increase our ability to handle accelerated customer growth.

The new release of the PBX/Centrex platform has got off to a good start providing Virtual PBX services to an additional 12 businesses during the quarter Q4. The new calling card services allowing cell phone users access to our VoIP platform has given a boost to the Long Distance minutes and the dual mode WiFi/GSM handsets has provided savings on LD, roaming and airtime for customers that travel. The company now plans to take advantage of the combined Centrex and wireless products and services to boost sales and improve overall gross margins as we approach 2008.

The Company early in 2007 was meeting all of its financial obligations but not able to expand at the growth since we did not have the extra capital required. Our efforts were hampered by a SEC decision to suspend trading in Peopleline due to a Spam campaign promoting the Peopleline shares. The cost in time and money to attain reinstatement is heavy and involves the preparation of this 10SB along with a 15c211 and cost amounting to $15,000 to do so. It should be pointed out the firm was hired to run an orderly market and no instructions to raise the price of the stock we specified no spamming at the time of hire. Within a couple of days the firm manipulated the market and written notice of contract cancellation was taken, but they undertook to do the spamming after.

In March 2007 the Company had arranged financing through Private Placements Subscriptions by way of Reg. D 506 totaling in excess of US$3,000,000, which would have funded our expansion. We have been advised the financing is still in place to complete upon our resumption of trading.

Marketing Plans

Our plan is to make the “VoIP Store’s” the place to shop for VoIP products and services. On offer will be our line of residential VoIP and FoIP services plus an array of innovative feature additions to help cut the cost of cell phone service. The lines between cell phones and the internet have blurred, new features allow cell (also WiFi) users to access the Peopleline network (internet) to place LD calls or to use our call back services to reduce air time charge. The Web call back feature enables a user (away from home or the office) to set up a call (using the Web) between any two devices (regular phone, cell phone etc.) to slash the costs of calls when traveling.

New features have been added to the current Efax messaging products to broaden the scope of the service for business users and to increase the revenue return per user. Our Efax messaging is used daily by major customers in the US such as Turner Construction and the Haskell Corporation also by a Mortgage broker in Canada and a Service Provider in Australia. The service can be either charged by the page or by the minute, offers never busy fax and can be customized to the needs of each business user. Attractive fax page bundles are offered for fax2email and email2fax services at fixed monthly fees ranging from $10 to $50 per month to simplify fax services and save money for the customer. We can compete effectively to win business and we will not be undercut in the bid process to provide Efax services.

Our Virtual IP PBX offers managed broadband telephony services to small business at over 50% savings to their current systems without compromising the security of their business. We already provide managed services to many small businesses understand the issues involved and plan to promote the services accordingly. The Virtual PBX has many advantages, service limitations are few, extensions can be anywhere, calls between extensions are free and operating costs are low to non-existent. All devices integrate easily with our switch, fixed phones and routers cell and wifi phones are pre configured out of the box to place and receive calls prior to the user leaving the shop. The Virtual PBX provides all the traditional PBX features call transfer, hunt conference and more (e.g. direct integration with MS Exchange voicemail) at about half the cost. Users pay only $5 per month/extension with all regular features included, example transfer, forwarding, conference and so on making managed services the ideal low cost solution for Business.

We offer an all-in-one private labeled low cost IP PBX appliance for sale to small and medium size business (below 50 extns) that prefer to take ownership of their communications. We will also offer a personal PBX for the home which is ideally suited to the many who telecommute or who run businesses from the home, the software can be purchased for less than $100 or it can be run from our Virtual server. Use of the personal version allows even the smallest business access to extension and attendant features previously available to only the largest enterprises e.g. call transfer, conference, IVR and so on increasing the efficiency and profile of the home based business.

Peopleline sells direct and also works with resellers of IP PBX equipment and IP phones and gateways also those providing WiFi and WiMax broadband access services to drive sales. Wireless broadband access companies can help us to overcome the natural access advantages enjoyed by both the phone and the cable companies allowing us to provide phone plus access service bundles and to compete on a level playing field. We believe the marriage of broadband wireless access and IP services to be attractive alternative to both cable and ADSL for many customer applications and once again we are able to give the user a choice without fear of a lock-in contract.

Customers purchasing products and services on line do so secure in the knowledge that their personal information is in the safe keeping of a third party (Paypal) or Moneris (BOM) and out of the reach of Peopleline. Customers can choose between a range of quality products (phone adapters, wireless and non-wireless bridges and routers, IP phones, small PBX’S etc) from various vendors such as Linksys, Snom and Grandstream. Customers that choose not to sign up on line can use their credit/debit cards to pay for services at Peopleline stores. There are no lock-in contracts or hidden fees, no proprietary products and contracts can be cancelled without consultation the user pays only for the services they use. We are different.

Technology

Peopleline can take advantage of its own proven web services platform, integrated billing, on line shopping cart and user provisioning system to differentiate itself from other VoIP providers. The platform uses Open standards to simplify installation, web tools and API’s to minimize service integration and distributed architecture to provide system scalability. The products are currently delivering commercial voice and messaging traffic for resellers in Canada and the US via network data centers in LA and Vancouver.

Peopleline products and applications work with third party products from Cisco and Linksys, CTI Mind billing servers, SNOM and other SIP proxies and a variety of IP phones. Our file conversion technology simplifies the ability of users to fax documents and attachments (MS Office, PDF and others) from an email interface to machines and other mailboxes were they maybe stored in tiff or PDF form. The IP billing system supports near real time wholesale and retail billing of converged services that can be configured to support on-premise or hosted services as needed. We are not locked in to using any one line of proprietary products.

The billing, user management system and central database has been built in house and integrated with both Paypal and Moneris to both simplify user sign up and provide security for personal data. As the sayings go “ if you can’t bill for it don’t launch it, don’t do it, it’s not a service “ and so on. We are able to bill for both real time and store and forward services, by user or by extension, by group or department, by partner, by second, by minute and by page. In addition we are able to breakdown the VoIP user bills by Local Calls, Long Distance and International calls also by State and by Province, by incoming and outgoing calls and between telephones and fax calls.

In addition the following third party consumer products have been integrated and tested with the in house products and services, the Xten soft phone, SIP phones and adapters from Cisco, Linksys, Grandstream and Snom, WiFi phones from Zyxel, dual band cell and wifi phones from Pirelli and others and SIP platforms from SNOM, Asterisk and PBXnSIP, we operate an Open Network. Users can sign up for service on line and purchase any of the listed devices through the Peopleline shopping cart. The combined third party SIP soft switch, in-house messaging platform, user sign-up, shopping cart and billing system provides a powerful base to launch our broad range of hosted services. Last but not least an in-house provisioning and inventory management server allows us to quickly provision and track new third party hardware prior to it being placed in the store for sale. This latter capability is all-important in the retail sector of the services market.

The integration of SIP solutions with our UM platform resolves communication issues in both the VoIP world and also in the surrounding legacy world of landline and mobile services. Our SIP technology points the way to effectively add UM services to enterprise networks and our partnership with a National network provider will make it both easy and cost effective to add services in most all Canadian cities in 2007. Similar agreements can be put in place to cover chosen locations within the US.

Competition

Vonage has been the most successful entrant into the VoIP market beginning in 2002 it quickly established a position in the US using Cisco H323 adapters with regular phones to penetrate the residential market. Vonage announced its entry into the Canadian market at the end of Q1 2004. The Vonage premium package provides unlimited local and US/Canada-wide long distance calling in one flat rate service bundle priced between $14.95 and $39.39 US per month. The residential package provides unlimited local calling and 500 minutes US/Canada-wide calling at $19.95 US per month. They offer 411 and 911 look-alike services. Vonage has been a dominant force and spent huge sums of marketing money to introduce the general public to VoIP.

Other companies such as Primus a major US long distance carrier, Shaw Cable also Rogers Cable, AT&T and Bell Canada in addition to Telus the local dominant carrier have either entered or are in the process of entering the Vancouver market. All offer serious competition promoting triple play bundles with a focus on IP TV but we will maintain focus on offering flexible telephony packages to small business and residential users that are happy to dump the big names in favor of smaller companies providing lower cost and superior customer service.

Every major Telephone Company will enter the residential VoIP market sometime in 2006/07 their time of entry driven by changes introduced by the Regulatory bodies but like the start-up they are entering into a new era in communications. They may have the advantage of Brand name, a large customer base, bigger support staff and so on but they are less responsive and unpopular with many due to their poor record in customer service. Similarly the Cable Companies are entering the market and they to have the advantages of a strong local presence, access to the home and so on but they to have things to learn about IP and telephony in general and have little to no presence in the Business sector of the market.

Peopleline advantages are rooted in a long-standing knowledge of the IP market (we have been providing products in this space for over 10 years), our in-house developed UM technology and our proven range of end user services. We can use our advantage to customize services, bundling voice with our messaging products to offer turnkey unified SIP communications solutions at short notice. The Peopleline Brand must create a difference in the way people communicate and all products, features and services must do this. Our earlier customer oriented market trial proved we were on track to succeed and our focus will be maintained.

Market Expansion

Peopleline will go ahead with the expansion programs in Vancouver, other cities in BC and later the rest of Canada beginning in 2007 based on the successful results of the earlier Trial. The products and service blueprints from the trial are to be fine-tuned and reused to accelerate growth in the new markets. Operating budgets are to be tightly managed and compensation is to be based on a combination of cash and shares. Key objectives in the next 3 years is to launch a marketing plan to:

  Generate 2500 retail and SOHO/small business customers By the end of Q1/07
  To open a minimum of 2 VoIP Kiosks in 2007
  To recruit 10 resellers in year 1 and 30 before the end of year 3
  Achieve over .05% of the Canadian high speed Internet subscriber base in year 2
  Generate 3,000 customers by the end of 2007
  Cut business customer cost per month for communications by 50%
  Generate $1.2 in revenue in 2007 increasing to over $15million in 2009
  To sell and support Virtual IP PBX (hosted) services
  To introduce a Peopleline private label small PBX for resale in Q2/07
  To partner with a National Broadband access provider to offer service Across Canada.
  To build partnerships with established phone, cell phone WiFi and video network resellers.
  To continue to improve all aspects of the business through constant innovation.

We strongly believe that the existing major high-speed Internet providers (cable companies and telephone companies) will commence similar VoIP services as the regulations allow. We believe also that the Phone Company may find it difficult to defend their traditional voice markets as they struggle to launch digital TV service to compete with the Cable Companies opening the door to the small companies to aggressively attack the VoIP market. If we are able to successfully launch a national retail VoIP service in this timeframe then the Company could become an attractive acquisition candidate as the telephony market consolidates later on.

We believe that the time for IP telephony has arrived. Extensive progress has been made in VoIP over the past five years the network technology has matured, the prices of consumer devices and broadband access has fallen and user awareness has increased. In addition the regulatory environment encourages competition and VoIP use for residential and business phone services is on the increase pointing to a rapid take off in all sectors of the VoIP business in 2007.

Management

Edward Gallagher, CEO
Russell McDermott, President
Yimin Li, Director Network Operations

Item 3 Description of Property

On September 1, 2006 Peopleline Telecom Inc. entered into a lease arrangement for a VOIP Storefront sales agency at 3081 Main Street, Vancouver, BC This is staffed 6 days per week 7:00 AM to 7:00 PM whereby routers are programmed servers are maintained and customer service is handled. The size is approximately 815 Sq. Ft. with a central location near the city core and a very high traffic area. This store has been a unqualified success and shows a physical presence to the customers.

We also leased 830 Sq. Ft of office space in the same building at 175 East 15th Avenue, Vancouver, BC V5T 2P6 for the administration of the business, the total rent for both premises is Cdn. $4029.00 per month.

The Company maintains an office at 611 Wiltshire Blvd. Suite 707, Los Angeles, CA 90017, which is also the operational office of our Director Nick Lee who operates a Long Distance reseller Service from this location.

Item 4 Security Ownership of Certain Beneficial Owners And Management

The following table sets forth, as of June 30 2007, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	John McDermott, Director 175 East 15th Avenue Suite 2 Vancouver, BC Canada V5T 2P6	6,000,000	19%
Common Stock	Thompson Chu, Former Director[1] 107 East 3rd Avenue Vancouver, BC Canada V5T 1C7	6,000,000	19%

Common Stock	Russ McDermott, President 175 East 15th Avenue, Suite 2 Vancouver, BC Canada V57 2P6	6,000,000	19%

Common Stock	Ida Chu Founder/Accountant 107 East 3rd Avenue Vancouver, BC V5T 1C7	4,500,000	13.9%
Common Stock			*
5% Shareholders
Common Stock		22,500,000	69%
Common Stock	Thompson Chu	6,000,000	18.9%
Common Stock	John McDermott	6,000,000	18.9%
Common Stock	Russ McDermott	6,000,000	18.9%
Common Stock	Edward Gallagher	2,000,000	6%

Item 5 – Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions with us held by each person and by our director or executive officer. Our executive officers are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There is a family relationship of father and Son between John and Russ McDermott of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer. Our Securities Counsel has attended our offices in September 2007 interviewed the Executive and Board Members along with reviewing the business operations and is prepared to issue a opinion of completeness of compliance with disclosure requirements.

Name	Reporting Person	Form 3/ # of transactions	Form 4/ # of transactions	Form 5/ # of transactions
Russ McDermott	President and Director	n/a	Late/1	n/a
John McDermott	Chairman	n/a	Late/1	n/a
Edward Gallagher	Secretary and Treasurer, CEO	n/a	Late/1	n/a
Nick Lee	Director	Late/1	n/a	n/a

Name	Age	Positions

Russ McDermott	40	President and Director
John McDermott	72	Chairman of the Board of Directors
Edward Gallagher	65	Secretary and Treasurer, CEO
Nick Lee	48	Director

John McDermott has served Chairman and a Director since July 13, 1999. From 1978 to 1986, Mr. McDermott served as Executive Vice President at Glenayre Electronics in Vancouver, a radio paging, radio telephone and voice Mail Company. Prior to that, Mr. McDermott served as Vice President of Marketing at Rockwell Wescom in Chicago. Mr. McDermott also held an engineering position with British Telecom and Alberta Government Telecom. He holds an engineering degree from Liverpool UK. Mr. McDermott is semi retired but dedicates time to oversee operations.

Edward Gallagher, CEO//Director has spent the past 15 years in restructuring public companies as well as operation of the business of the public companies.

Mr. Gallagher was the Chairman of Canada Payphone Corporation, the first private payphone owner and operator in Canada. He deregulated through Government Legislation the payphone industry in Canada, and negotiated an exclusive contract for install/operation of AT&T payphone for Canada.

He was also the President of Global Cogenix Industrial Corporation during a take-over bid of a major telephone company in Alberta and completed and re-financed a Private Power Facility with exclusive supply contract to BC Hydro.

Mr. Gallagher specializes in mergers and acquisition as well as take-over financing. As an expert in capital financing and mergers/acquisition, he possesses extensive knowledge in business planning towards government/corporate strategies involving budgeting, planning and development of goals.

Russ McDermott President/Director has over 15 years of marketing and sales experience in IP Telephony and holds a MBA from the University of Edinburgh. Prior to joining Peopleline, Russ managed a marketing department and key accounts such as Merrill Lynch, EDS, General Motors, Pacific Bell and Bellcore. In 1997, Russ created the Peopleline brand and devised the marketing plan, which eventually helped to raise $10 million and establish the then POPstar as a publicly traded OTC:BBC company. Russ became the Director of the marketing group in 1998 and was responsible for the daily operations of marketing and sales, and product planning. Currently, Russ manages Peopleline’s retail VoIP/FoIP service. Russ created the company Peopleline, established its products, pricing, packaging and service and billing policies, which has led to the successful launch of the Peopleline as a service provider in 2004. Since its launch, Peopleline has shown steady sales and revenue growth in the Vancouver market.

Dr. Nick Lee, Ph.D., Director has been associated with the company for over ten years using his Major in Computer Science his technical knowledge from basic computer Networks Communications to Advanced Telecommunications Technologies he has been very instrumental in the development of our software. He has a wealth of experience successfully running companies under various situations. Recently the CEO of Q2 Telecom a reseller of Long Distance Service to third world Countries and extensive dealing with the Korean Telecommunications Networks for carrier services.

Committees

Our Board of Directors currently has no committees. Currently our Board of Directors receives no compensation for their services.

Item 6 Executive Compensation

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the years ended December 31, 2006, 2007. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

	Annual					Long Term Compensation
Compensation
						Awards	Payouts
Securities
Name				Other		Restricted	Underlying		All Other
and				Annual		Stock	Options	LTIP	Compens
Principal	Year	Salary	Bonus	Compens		Awards	SARs	Payouts	ation ($)
Position		($)	($)	ation ($)			(#)	($)

Russ McDermott (President)	2006 2005 2004	30,000.0 0 0 0	0 0 0	0 0 0	(1) (2)	0 0 0	0 0 0	0 0 0	0 0 0

John McDermott (Chairman of the Board)	2006 2005 2004	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Edward Gallagher (CEO, Secretar y & Treasurer)	2006 2005	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Report of the Board of Directors on Executive Compensation

We do not currently have a compensation committee.

During 2006 and 2007, our Board of Directors was responsible for establishing compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by us to each of our directors and officers and the terms of those persons’ employment is determined solely by the Board of Directors, except as otherwise noted below. In the past, our President has negotiated all executive salaries on our behalf, subject to final approval by our Board of Directors. We believe that the compensation paid to our directors and officers is fair to the Company.

Our Board of Directors believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service to us or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

Compensation of President

The Company expects to pay to Russ McDermott, its President, a salary of US$30,000 for the fiscal year ended December 31, 2007. Mr. McDermott will also be entitled to receive options to purchase common stock of the Company and performance bonuses at the discretion of the Board of Directors. Mr. McDermott’s compensation is determined by our Board of Directors and Mr. McDermott does not participate in the determination of his compensation. Factors used to determine the compensation paid to Mr. McDermott included (i) meeting business objectives of launching products and services; (ii) the status of our services roll-out; (iii) ) end-user acceptance of our services; (iv) ) the success of our capital raising efforts and (v) employee/officer retention

Employment Contracts

At present there are no written employment contracts but management are confident of the success of the business and we are willing to carry out the assigned duties. In 2001 the Company was out of funds and unable to raise additional capital therefore extensive layoffs occurred and payment of salaries was discontinued by John McDermott himself.

Item 7 Certain Relationships and Related Transactions

John McDermott and Russ McDermott are father and son respectively a complete disclosure of salary and share holdings have been disclosed in Item 6. In addition John McDermott is attempting to enter full retirement and will leave the company upon completion of our present re organization and anticipated large financing to assist in the expansion of our market. Both are members of the Board of Directors however no compensation is paid to any Director for their duties performed.

On March 7, 2007 the company retained the services of Expedite Ventures Inc.Rochester N.Y. to conduct Investor Relations for the Company. They were to be paid the sum of $75.000.00 for an ongoing market campaign to create awareness in the Company. They immediately went into the market and within four trading days manipulated the trading price down to $0.35 from a $4.00 price. We contacted them daily and finally on March 9, 2007 sent a formal written memorandum canceling their contract. The Principal we dealt with was Tim Dougherty (585) 295 5933 and the person who handled the manipulation. They dealt with Cambria Capital, LLC, Salt Lake City, UT, and the broker was Andrea M. Bruno who confirmed the manipulation but no explanation was received.

On March 19, 2007 a formal written complaint was filed with the SEC but it is my belief no action was taken against the parties. Further more we never paid them the $75,000.00 and have taken no further action against either party and do not anticipate wasting any further time on this matter.

Item 8 – Description of Securitites

The Company’s Articles of Incorporation authorizes the issuance of 200,000,000 shares of Common Stock, $0.001 par value per share, of which 32, 894,427 were outstanding as of November 30, 2007. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of common stock are entitled share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore. In event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company’s common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

The transfer agent for the common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004.

PART II

Item 1 Market for Common Stock and Related Stockholder Matters

Performance Graph

The following table shows, for the periods indicated, the high and low closing bid prices of our common stock as reported by the OTCBB.

There is a active trading market for the Company shares however in March 2007 we hired a marketing firm to run a orderly market on our stock, they immediately started manipulation which we rescinded our contract in writing within three days. They continued and then entered into a Spam campaign resulting in the SEC suspending trading for ten days. We were required to file a 15c2-11 and have retained the services of Pennaluna Securities 421 Sherman Avenue, Coeur d’Alene ID 83814, for Sponsorship and have had Counsel Aaron McGeary conduct a review of the Company Management, Directors and business operations which he is prepared to issue an opinion of compliance as a public Company.

Year	Period	Bid Price
		High	Low
2007	1St quarter January1 to March 10 2007	$4.00	$3.90

The Company has filed this Registration Statement on Form 10-SB in order to become a “reporting” company and therefore comply with NASD Eligibility Rule 6530 (the “Rule”). The Rule states issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over the Counter bulleting Board. The company is attempting to compile with the rule and become eligible for listing on NASDAQ Over the Counter bulleting Board.

Item 2 Legal Proceedings

The Company may from time to time be involved in various claims. Lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incident to the operations of its business. The Company is not currently involved in any such litigation, which it believes could have a materially adverse effect on its financial condition or results of operations.

Item 3 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company retained Mike J. Moore P.C., Certified Public Accountant to audit the Company’s Financial Statement for the fiscal years ending December 31, 2006. There have been no disagreements between Mike Moore and Management of the type required to be reported under this item since the date of their engagement.

Item 4 Recent Sales of Unregistered Securities

In 2006, our wholly owned subsidiary POPstar-BVI discontinued operations and the Corporation was sold to an unrelated party.

Item 5 Indemnification of Directors and Officers

The Corporation Laws of the State of Nevada and the Company’s Bylaws provide for indemnification of the Company’s Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonable believed to in, or not opposed, to the best interests of the Company, and with respect to any criminal action or proceedings, actions that the indemnities had not reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company’s Articles of Incorporation.

Part F/S

Item 1 Financial Statement

2005 Financial statements and notes

2006 Financial Statement and notes

2007 1st Quarter Financial Statements

2007 2nd Quarter Financial statements

2007 3rd Quarter Financial statements

POPSTAR COMMUNICATIONS, INC.
(A Development Stage Company)

Consolidated Balance sheets
December 31, 2005 and December 31, 2004

(Stated in U.S. Dollars)
Unaudited

	December	December 31,
	31, 2005	2004
ASSETS

Current Assets
Cash	$6,585	1,929
Goods and Services tax recoverable and other	5,909	2,228
Prepaid expenses	2,591	2,500
	15,085	6,657
Due from associated company	2,098	-
Equipment, net (note 4)	3,149	1

Total assets	$20,332	6,658

LIABILITIES

Current liabilities
Bank overdraft	$5,530	$-
Accounts payable and accrued liabilities	30,936	3,203
Customer deposits	26,671	11,976
Payable to common controlled companies (note 5)	62,342	478,061

	125,479	493,240

STOCKHOLDERS' EQUITY (DEFICIENCY)

Authorized:
200,000,000 common voting shares, par value
of $0.001 per share
Issued and outstanding:
71,161,869 shares	10,264,703	10,217,236
Deficit accumulated during the development stage	(10,369,850)	(10,703,818)

	(105,148)	(486,582)

Total liabilities and stockholders' equity (deficiency)	$20,332	6,658

Operations (note 1)
Going concern (note 2)

The accompanying notes are an integral part of these financial statements

F1-1

POPSTAR COMMUNICATIONS, INC.
(A Development Stage Company)

Consolidated Statements of Loss and Deficit
For the year ended December 31, 2005 and 2004

(Stated in U.S. Dollars)
Unaudited

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Revenue
Sales	$148,416	$37,641
Cost of Sales	(101,718)	(13,822)
Gross profit	46,698	23,819

Debt written off by associated company	574,230	-
	620,928	23,819
Expenses:
Advertising & marketing	22,926	4,616
Amortization	1,049	43,767
Bank interest and charges	7,344	731
Capital assets written off	-	-
Commission	-	-
Directors' fees	-	-
Foreign exchange loss/(gain)	9,227	17,253
Legal and professional	13,501	3,406
License fee	9,750	-
Management fee	-	-
Office and general	19,965	19,659
Operation sites	29,540	27,213
Rent	6,148	28,610
Salaries and wages	6,172	13,266
Subcontractors	75,433	44,864
Sales and marketing	2,090	-
Technical support/services	52,277	-
Travel and entertainment	281	83
Related party transactions:
License fee (note 6(a))	-	0
Administrative and office salaries (note 7(a))	-	-
Management fee (note 7(a))	15,574	30,000
Sales and marketing fees	15,684	0
Software development	-	0
Travel and entertainment	-	0
Total expenses	286,961	233,468
Income/(Loss) before income taxes	333,968	(209,649)
Income taxes	-	-
Income/(Loss) for the period	333,968	(209,649)
Deficit, beginning of period	(10,703,818)	(10,494,169)
Deficit, end of period	$(10,369,850)	$(10,703,818)

Basic and diluted loss per weighted share (note 3(f))	$0.015	$0.009
Weighted average number of common shares
outstanding	22,368,317	22,368,317

The accompanying notes are an integral part of these financial statements

F1-2

POPSTAR COMMUNICATIONS, INC.
(A Development Stage Company)

Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(Stated in U.S. dollars)
Unaudited

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Cash flows from operating activities:
Net income /(loss)	$333,968	$(209,649)
Non-cash items and transactions:
Common shares issued for software technology	-	-
Common shares issued for services	47,467	50,780
Payable to common controlled company	(415,719)	100,546
Amortization	1,049	43,766
Capital assets written off
License fee obligation settled by reduction in note receivable
from a company with common controlling shareholders	-	-
Net costs deemed to be issued on recapitalization	-	-
Changes in non-cash operating working capital:
Working capital:
Accounts receivable	-	-
Goods and services tax recoverable and other	(3,681)	(1,421)
Prepaid expenses	(91)	3,453
Accounts payable and accrued liabilities	27,734	225
Customer deposits	14,695	174
Deferred revenue	-	-
Total cash flows from operating activities	5,421	(112,672)

Cash flows from investing activities:
Purchase of equipment	(4,198)	-
Total cash flow from investing activities	(4,198)	-

Cash flows from financing activities:
bank overdraft	5,530
common shares issued
Due from associated co.	(2,098)	-
Total cash flows from financing activities	3,432	100,546

Increase in cash and equivalents	4,656	(12,126)

Cash and cash equivalents, beginning period	1,929	14,055

Cash and cash equivalents, end of period	$6,585	$1,929

Supplementary disclosure:
Income taxes paid	$-	$-
Interest expenses paid	$-	$-

F1-3

POPSTAR COMMUNICATIONS, INC.
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to December 31, 2005

(Stated in U.S. dollars)
Unaudited

				Deficit
				Accumulated
				during the
	Common		Additional	development
	shares	Par value	Paid-in Capital	stage

Net loss for the period				$-

POPstar Global Communications Inc:
Balance as at December 17, 1998	-	-	-	-
For cash:
Common shares issued pursuant to an offering at $0.000911	10,500,000	8,565		-
Preferred shares issued pursuant to an offering at $0.833333	2,375,000	1,979,167		-
Capital stock prior to recapitalization	12,875,000	1,987,732	-	-

POPstar Communications, Inc.
Balance, January 1, 1998 and December 31, 1998	5,800,000	5,800	-	-
Adjustment on recapitalization:
Capital Stock of POPstar Global Communications Inc.
deemed to have been outstanding prior to recapitalization
that were issued	12,875,000	12,875	1,967,540	-
Capital stock subsequent to recapitalization	18,675,000	18,675	1,967,540	-

For Cash:
Common shares issued pursuant to an offereing at $1.00	125,000	125	124,875	-
Common shares issued pursuant to an offereing at $0.833333	625,000	625	520,208	-
Common shares issued in consideration for legal service rendered
at $1.00	22,500	22	22,478	-
Deficit for the period				(2,041,736)
Balance, December 31, 1999	19,447,500	19,447	2,635,101	(2,041,736)

Common shares cancelled for no consideration	(2,400,000)	(2,400)	2,400	-
For cash:
Common shares issued pursuant to an offereing at $2.00	3,000,000	3,000	5,997,000	-
Common shares issued pursuant to an offereing at $0.833333	1,750,000	1750	1,456,583	-
Common shares issued on exercise of option at $0.01	117,500	118	1,057	-
Common shares issued on exercise of option at $1.00	27,000	27	26,973	-
Common shares issued for software technolgy at $2.00	10,000	10	19,990	-
Deficit for the period				(3,141,273)
Balance, December 31, 2000	21,952,000	21,952	10,139,104	(5,183,009)

F1-4

POPSTAR COMMUNICATIONS, INC.
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to December 31, 2005

(Stated in U.S. dollars)
Unaudited

				Deficit
				Accumulated
				during the
	Common		Additional	development
	shares	Par value	Paid-in Capital	stage
Balance, December 31, 2000	21,952,000	21,952	10,139,104	(5,183,009)

For cash:
Common shares issued on exercise of option at $0.01	90,000	90	810	-
Deficit for the period				(4,262,927)
Balance, December 31, 2001	22,042,000	22,042	10,139,914	(9,445,936)

For cash:
Common shares issued on exercise of option at $0.01	250,000	250	2,250	-
Deficit for the period				(770,806)
Balance, December 31, 2002	22,292,000	22,292	10,142,164	(10,216,742)

Common shares issued for professional services rendered	2,000,000	2,000	-	-
Deficit for the period				(277,427)
Balance, December 31, 2003	24,292,000	24,292	10,142,164	(10,494,169)

Common shares issued for services rendered	2,980,000	2,980	47,800	-
Deficit for the period				(209,649)
Balance, December 31, 2004	27,272,000	27,272	10,189,964	(10,703,818)

Common shares issued on exercise of option at $0.01	450,000		4,500
Common shares issued for services rendered, shares issued
in preparation for stock split (including 4,545,454 shares issued
to TGI Technologies to offset loan owing)	19,545,454	19,545
Common shares issued after stock split 100:1	472,675	-
Common Shares Issued After Stock Split:
Common shares issued for professional services rendered	7,738,031	7,738
Common shares issued for marketing services	15,683,709	15,684
Income for the period				333,968
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

The accompanying notes are an integral part of these financial statements

F1-5

POPSTAR COMMUNICATIONS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004 (unaudited)

1.	Operations:

The Company was incorporated on June 19, 1995 under the laws of the State of Nevada as Cherokee Leather, Inc. On May 17, 1999, the Company changed its name to POPstar Communications, Inc. The Company is an IP-messaging solution provider of Internet based facsimile transmission technology and unified messaging technology services. The Company is considered a development stage company as it has not generated significant revenue to date from its principal business.

2.	Going concern:

The Company’s financial statements are prepared using generally accepted accounting principles in the United States applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had started to generate revenues from its services. However, total revenue generated is not significant, is insufficient to cover operating costs and has not generated sufficient cash flows to fund operations nor meet the Company’s liabilities as they become due. The Company’s going concern is largely dependent upon the continued financial support from its major shareholders, or from additional security issuances to third parties to fund operating requirements for the current fiscal year. There is no guarantee that the licensed software will generate revenue sufficient to cover its operating costs or that proceeds received from the issuance of shares or other sources will maintain the Company until that time.

3.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, POPstar Global Communications Inc.,(“POPstar”), and POPstar Communications Canada Corp. All intercompany balances and transactions have been eliminated.

As the Company has not generated significant revenue to date from its principal business, for accounting purposes it is considered to be a development stage enterprise for accounting and financial reporting purposes.

(b)	Foreign operations:

The functional currency of the Company’s wholly-owned subsidiaries outside of the United States is the United States dollar. Monetary items of those operations that are originally denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur.

F1-6

POPSTAR COMMUNICATIONS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004 (unaudited)

3.	Significant accounting policies: (continued)

Depreciation or amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Exchange gains and losses arising on the translation of monetary items are included in income for the current period.

(c)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

(d)	Equipment

Equipment is stated at cost. Depreciation is provided on a straight-line basis at a rate of 25% per annum.

(e)	Software development:

Software development costs are expensed as incurred unless they meet with general accepted accounting criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures have met these criteria during the years ended December 31, 2004 and 2005.

(f)	Loss per share:

Basic loss per share is computed by dividing loss attributable to the common shareholders by the weighted average number of common shares outstanding during the period. Under the recapitalization accounting described in note 1, the shares issued to the former shareholders of POPstar are considered to have been outstanding for all periods presented proportionate to their date of issuance. Diluted loss per share reflects per share amounts that would have resulted if dilutive securities, such as the common share options, had been converted to common stock at the later of the beginning of the period or their date of issuance.

F1-7

POPSTAR COMMUNICATIONS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004 (unaudited)

3.	Significant accounting policies (continued):

The losses attributable to the common shareholders for the year ended December 31, 2005 is represented by the net income for the period of $333,968 which will be offset by previous years losses. The weighted average number of common shares outstanding for the year ended December 31, 2005 is calculated as follows:

		Weighted
		average
	Number	number of
	of common	of shares
	shares issued	outstanding

Shares outstanding, December 31, 2004	27,272,000
Shares issued on exercise of option at $0.01	450,000
Shares issued for services rendered in preparation
for stock split	19,545,454
Shares issued after stock split 100:1	472,675
Shares issued for professional services	7,738,031
Shares issued for marketing services	15,683,709

	71,161,869	71,161,869

As at December 31, 2005, there were no outstanding options to acquire common shares of the Company (note 6(b)). These outstanding options are not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented.

4.	Equipment:

Equipment consists of furniture and equipment, computer, leasehold improvement and other equipment.

	December 31,	December 31,
	2005	2004

Cost, beginning of year	$1	$522,473

Addition during the year	4,198	-

Cost, end of year	4,199	552,473

Accumulated amortization	(1,050)	(522,472)

	$3,149	$1

F1-8

POPSTAR COMMUNICATIONS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004 (unaudited)

5.	Payable to companies with common controlling shareholders:

The payables to companies with common controlling shareholders are non-interest bearing, unsecured and have no specific terms of repayment.

6.	Capital stock:

(a) Common shares:

			Additional
	Common stock		paid-in
	Shares	Amount	capital	total

Balance, December 31, 2004	27,272,000	$27,272	$10,189,964	$10,217,236
Shares issued on exercise of
option at $0.01	450,000		$4,500	$4,500
Shares issued for services rendered
before share split	19,545,454	$19,545		$19,545
Shares issued after stock split 100:1
at no par value	472,675
Shares issued for professional services	7,738,031	$7,738		$7,738
Shares issued for marketing services	15,683,709	$15,684		$15,684

Balance, December 31, 2005	71,161,869	$70,239	$10,194,464	$10,264,703

(b)	Options:

	(i)	Stock-based compensation:

In 1999, the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant stock options to directors, management, employees and contractors. The Plan authorized grants of options to purchase up to 757,500 shares of authorized but unissued common stock. In 2000, the Company’s shareholders approved an additional 1,242,500 common shares under the Plan to be eligible to be granted as options. Stock options are granted with an exercise price equal to the stock’s market value at the date of the grant. The stock options have all expired in 2005.

		Average
	Options	exercise
	outstanding	price

Outstanding and exercisable, December 31, 2004	9,100	2.00
Transactions during the period:
Granted	-
Exercised	-
Expired	(9,100)	2.00

Outstanding and exercisable, December 31, 2005	0	$00

F1-9

POPSTAR COMMUNICATIONS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2005 and 2004 (unaudited)

6.	Capital stock: (continued)

(ii)	Other:

In 2000, the Company granted options to three investors to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $2.00 per share. The options are exercisable by the investors at any time prior to the date which is three months subsequent to the date on which the Company’s stocks are relisted for trading on an exchange. As at December 31, 2005, these options have not been exercised and are still outstanding.

7.	Related party transactions:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

On January 11, 1999, the Company entered into a Licensing Agreement and a service agreement with TGI, for the licensing and service of the IP technology termed Enroute. Under this license, the Company has agreed to pay a percentage of the net revenues resulting from the commercial activities of the Software, subject to a specified annual minimum In 2004 the licensing and service fees were waived by TGI.

(b)

During the year ended December 31, 2005, POPstar Communications Canada Corp. leased office space for its office in Vancouver, Canada from Tradeglobe Consulting Ltd. pursuant to a leasing arrangement. Two shareholders of Tradeglobe Consulting Ltd. are directors of the Company. During the year, the Company incurred rental expenses pursuant to this arrangement totaling $6,148 (2004 $28,429).

(c) In 2005, 4,545,454 common shares were issued to pay down inter company debt of $500,000.

8.	Income taxes:

There is no provision for income taxes for the years ended December 31, 2005 and 2004, due to losses and no state income tax in Nevada.

9.	Segmented information:

The assets and revenue of the Company have been classified for segmented information purposes based on the location of the Company’s operations. For the year ended December 31, 2005, the majority of the assets and revenue were located and earned in Canada.

F1-10

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Balance sheets
December 31, 2006 and December 31, 2005

(Stated in U.S. Dollars)
Unaudited

	December 31,	December
	2006	31, 2005
ASSETS

Current Assets
Cash	15,343	6,585
Goods and Services tax recoverable and other	4,855	5,909
Prepaid expenses	7,066	2,591
	27,263	15,084
Due from associated company	-	2,098
Equipment, net (note 4)	17,518	3,149

Total assets	44,780	20,332

LIABILITIES

Current liabilities
Bank overdraft	-	5,530
Accounts payable and accrued liabilities	97,697	30,936
Customer deposits	2,046	26,671
Short term loan	0	-
Payable to common controlled companies (note 5)	64,387	62,342

	164,131	125,479

STOCKHOLDERS' EQUITY (DEFICIENCY)

Authorized:
200,000,000 common voting shares, par value
of $0.001 per share
Issued and outstanding:
147,766,405 shares	10,518,962	10,264,703
Deficit accumulated during the development stage	(10,638,313)	(10,369,850)

	(119,351)	(105,148)

Total liabilities and stockholders' equity (deficiency)	44,780	20,332

Operations (note 1)
Going concern (note 2)

The accompanying notes are an integral part of these financial statements

F2-1

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Loss and Deficit
For the year ended December 31, 2006 and 2005

(Stated in U.S. Dollars)
Unaudited

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Revenue
Sales	$299,200	$148,416
Cost of Sales	(161,596)	(101,718)
Gross profit	137,605	46,698
Miscellaneous income	16,388	-
Debt written off by associated company	-	574,230
	153,993	620,928
Expenses:
Advertising & marketing	25,204	22,926
Amortization	5,839	1,049
Bank interest and charges	6,561	7,344
Capital assets written off	-	-
Commission	-	-
Directors' fees	-	-
Foreign exchange loss/(gain)	4,387	9,227
Legal and professional	10,897	13,501
License fee	-	9,750
Management fee	-	-
Office and general	38,060	19,965
Operation sites	45,555	29,540
Rent	27,690	6,148
Salaries and wages	2,285	6,172
Subcontractors	209,288	75,433
Sales and marketing	-	2,090
Technical support/services	-	52,277
Travel and entertainment	99	281
Related party transactions:	-	-
License fee (note 6(a))	-	-
Administrative and office salaries (note 7(a))	0	-
Management fee (note 7(a))	18,869	15,574
Sales and marketing fees	27,722	15,684
Software development	-	-
Travel and entertainment	-	-
Total expenses	422,457	286,961
Income/(Loss) before income taxes	(268,464)	333,968
Income taxes	-	-
Income/(Loss) for the period	(268,464)	333,968
Deficit, beginning of period	(10,369,849)	(10,703,818)
Deficit, end of period	$(10,638,313)	$(10,369,849)

Basic and diluted loss per weighted share (note 3(f))		$0.015
Weighted average number of common shares
outstanding	$-	22,368,317

The accompanying notes are an integral part of these financial statements

F2-2

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

(Stated in U.S. dollars)
Unaudited

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

Cash flows from operating activities:
Net income /(loss)	$(268,464)	$333,968
Non-cash items and transactions:
Common shares issued for software technology	-
Common shares issued for services and marketing	254,259	47,467
Payable to common controlled company	2,045	(415,719)
Amortization	5,839	1,049
Capital assets written off
License fee obligation settled by reduction in note receivable
from a company with common controlling shareholders	-
Net costs deemed to be issued on recapitalization	-
Changes in non-cash operating working capital:
Working capital:
Accounts receivable	-
Goods and services tax recoverable and other	1,054	(3,681)
Prepaid expenses	(4,475)	(91)
Accounts payable and accrued liabilities	66,762	27,734
Customer deposits	(24,625)	14,695
Deferred revenue	-
Total cash flows from operating activities	32,397	5,421

Cash flows from investing activities:
Purchase of equipment	(20,208)	(4,198)
Total cash flow from investing activities	(20,208)	(4,198)

Cash flows from financing activities:
bank overdraft	(5,530)	5529.78
short term loan	0
investment	0
common shares issued
Due from associated co.	2,098	(2,098)
Total cash flows from financing activities	(3,432)	3,432

Increase in cash and equivalents	8,758	4,656

Cash and cash equivalents, beginning period	6,585	1,929

Cash and cash equivalents, end of period	$15,343	$6,585

Supplementary disclosure:
Income taxes paid	$-
Interest expenses paid	$-

F2-3

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to December 31, 2006

(Stated in U.S. dollars)
Unaudited

				Deficit
				Accumulated
				during the
	Common		Additional	development
	shares	Par value	Paid-in Capital	stage

Net loss for the period				$-

POPstar Global Communications Inc:
Balance as at December 17, 1998	-	-	-	-
For cash:
Common shares issued pursuant to an offering at $0.000911	10,500,000	8,565		-
Preferred shares issued pursuant to an offering at $0.833333	2,375,000	1,979,167		-
Capital stock prior to recapitalization	12,875,000	1,987,732	-	-

POPstar Communications, Inc.
Balance, January 1, 1998 and December 31, 1998	5,800,000	5,800	-	-
Adjustment on recapitalization:
Capital Stock of POPstar Global Communications Inc.
deemed to have been outstanding prior to recapitalization
that were issued	12,875,000	12,875	1,967,540	-
Capital stock subsequent to recapitalization	18,675,000	18,675	1,967,540	-

For Cash:
Common shares issued pursuant to an offereing at $1.00	125,000	125	124,875	-
Common shares issued pursuant to an offereing at $0.833333	625,000	625	520,208	-
Common shares issued in consideration for legal service rendered
at $1.00	22,500	22	22,478	-
Deficit for the period				(2,041,736)
Balance, December 31, 1999	19,447,500	19,447	2,635,101	(2,041,736)

Common shares cancelled for no consideration	(2,400,000)	(2,400)	2,400	-
For cash:
Common shares issued pursuant to an offereing at $2.00	3,000,000	3,000	5,997,000	-
Common shares issued pursuant to an offereing at $0.833333	1,750,000	1750	1,456,583	-
Common shares issued on exercise of option at $0.01	117,500	118	1,057	-
Common shares issued on exercise of option at $1.00	27,000	27	26,973	-
Common shares issued for software technolgy at $2.00	10,000	10	19,990	-
Deficit for the period				(3,141,273)
Balance, December 31, 2000	21,952,000	21,952	10,139,104	(5,183,009)

F2-4

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to December 31, 2006

(Stated in U.S. dollars)
Unaudited

				Deficit
				Accumulated
				during the
	Common		Additional	development
	shares	Par value	Paid-in Capital	stage
Balance, December 31, 2000	21,952,000	21,952	10,139,104	(5,183,009)

For cash:
Common shares issued on exercise of option at $0.01	90,000	90	810	-
Deficit for the period				(4,262,927)
Balance, December 31, 2001	22,042,000	22,042	10,139,914	(9,445,936)

For cash:
Common shares issued on exercise of option at $0.01	250,000	250	2,250	-
Deficit for the period				(770,806)
Balance, December 31, 2002	22,292,000	22,292	10,142,164	(10,216,742)

Common shares issued for professional services rendered	2,000,000	2,000	-	-
Deficit for the period				(277,427)
Balance, December 31, 2003	24,292,000	24,292	10,142,164	(10,494,169)

Common shares issued for services rendered	2,980,000	2,980	47,800	-
Deficit for the period				(209,649)
Balance, December 31, 2004	27,272,000	27,272	10,189,964	(10,703,818)

Common shares issued on exercise of option at $0.01	450,000		4,500
Common shares issued for services rendered, shares issued
in preparation for stock split (including 4,545,454 shares issued
to TGI Technologies to offset loan owing)	19,545,454	19,545
Common shares issued after stock split 100:1	472,675	-
Common Shares Issued After Stock Split:
Common shares issued for professional services rendered	7,738,031	7,738
Common shares issued for marketing services	15,683,709	15,684
Income for the period				333,968
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

F2-5

PEOPLELINE, INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to December 31, 2006

(Stated in U.S. dollars)
Unaudited

				Deficit
				Accumulated
				during the
	Common		Additional	development
	shares	Par value	Paid-in Capital	stage

Common shares for marketing services cancelled at $0.001	(15,767,193)	(15,767)
Common shares for professional services cancelled at $0.001	(1,600,000)	(1,600)
Common shares reserved for share split at 100:1 cancelled
for no consideration	(36,055)	-
Common shares issued for professional services rendered @ 0.001	27,384,450	27,384
Restricted shares issued for loan collateral
(Short term loan of CA$100,000 at 1.165)	12,000,000	12,000	73,837
Common share issued to founding shareholders (goodwill) @ 0.001	1,134,076	1,134
Common shares issued for marketing services @0.001	34,339,258	34,339
Common shares from sales of shares on pinksheets.com,
sold as free market shares for $0.30 per share, par value 0.001
Common shares issued per SEC Rule 504 @0.001	9,150,000	9,150
Common shares issued per SEC Rule 504 @0.001	9,677,333	9,677	7,304
Common shares from sales of shares on pinksheets.com,
sold as free market shares for $0.30 per share, par value 0.001	322,667	323	96,477
Income (loss) for the period				-268,464
Balance, December 31, 2006	147,766,405	146,880	10,372,082	(10,638,314)

The accompanying notes are an integral part of these financial statements

F2-6

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

1.	Operations:

The Company was incorporated on June 19, 1995 under the laws of the State of Nevada as Cherokee Leather, Inc. On May 17, 1999, the Company changed its name to POPstar Communications, Inc. The Company is an IP-messaging solution provider of Internet based facsimile transmission technology and unified messaging technology services. The Company is considered a development stage company as it has not generated significant revenue to date from its principal business. In 2006, the Company changed its name to Peopleline, Inc. The Company has added VOIP products and services to its product line, a service that provides customers with telecommunications services over the Internet.

2.	Going concern:

The Company’s financial statements are prepared using generally accepted accounting principles in the United States applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had started to generate revenues from its services. However, total revenue generated is not significant, is insufficient to cover operating costs and has not generated sufficient cash flows to fund operations nor meet the Company’s liabilities as they become due. The Company’s going concern is largely dependent upon the continued financial support from its major shareholders, or from additional security issuances to third parties to fund operating requirements for the current fiscal year. There is no guarantee that the licensed software will generate revenue sufficient to cover its operating costs or that proceeds received from the issuance of shares or other sources will maintain the Company until that time.

3.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, POPstar Global Communications Inc. (“POPstar”), which was sold in 2006; and POPstar Communications Canada Corp., which in 2006 changed its name to Peopleline Telecom, Inc. All intercompany balances and transactions have been eliminated.

As the Company has not generated significant revenue to date from its principal business, for accounting purposes it is considered to be a development stage enterprise for accounting and financial reporting purposes.

(b)	Foreign operations:

The functional currency of the Company’s wholly-owned subsidiaries outside of the United States is the United States dollar. Monetary items of those operations that are originally denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur.

F2-7

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

3.	Significant accounting policies: (continued)

Depreciation or amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Exchange gains and losses arising on the translation of monetary items are included in income for the current period.

(c)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

(d)	Equipment

Equipment is stated at cost. Depreciation is provided on a straight-line basis at a rate of 25% per annum.

(e)	Software development:

Software development costs are expensed as incurred unless they meet with general accepted accounting criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures have met these criteria during the years ended December 31, 2004 and 2005.

(f)	Loss per share:

Basic loss per share is computed by dividing loss attributable to the common shareholders by the weighted average number of common shares outstanding during the period. Under the recapitalization accounting described in note 1, the shares issued to the former shareholders of POPstar are considered to have been outstanding for all periods presented proportionate to their date of issuance. Diluted loss per share reflects per share amounts that would have resulted if dilutive securities, such as the common share options, had been converted to common stock at the later of the beginning of the period or their date of issuance.

F2-8

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

3.	Significant accounting policies (continued):

The losses attributable to the common shareholders for the year ended December 31, 2006 is represented by the net loss for the period of $301,109 which will be offset by previous years losses. The weighted average number of common shares outstanding for the year ended December 31, 2006 is calculated as follows:

		Weighted
		average
	Number	number of
	of common	of shares
	shares issued	outstanding

Shares outstanding, December 31, 2005	27,272,000
Shares issued on exercise of option at $0.01	450,000
Shares issued for services rendered in preparation
for stock split	19,545,454
Shares issued after stock split 100:1	472,675
Shares issued for professional services	7,738,031
Shares issued for marketing services	15,683,709

	71,161,869	71,161,869

As at December 31, 2005, there were no outstanding options to acquire common shares of the Company (note 6(b)). These outstanding options are not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented.

F2-9

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

4.	Equipment:

Equipment consists of furniture and equipment, computer, leasehold improvement and other equipment.

	December 31,	December 31,
	2005	2004

Cost, beginning of year	$1	$522,473

Addition during the year	4,198	-

Cost, end of year	4,199	552,473

Accumulated amortization	(1,050)	(522,472)

	$3,149	$1

F2-10

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

5.	Payable to companies with common controlling shareholders:

The payables to companies with common controlling shareholders are non-interest bearing, unsecured and have no specific terms of repayment.

6.	Capital stock:

(a)	Common shares:

			Additional
	Common stock		paid-in
	Shares	Amount	capital	Total

Balance, December 31, 2004	27,272,000	$27,272	$10,189,964	$10,217,236
Shares issued on exercise of
option at $0.01	450,000		$4,500	$4,500
Shares issued for services rendered
before share split	19,545,454	$19,545		$19,545
Shares issued after stock split 100:1
at no par value	472,675
Shares issued for professional services	7,738,031	$7,738		$7,738
Shares issued for marketing services	15,683,709	$15,684		$15,684

Balance, December 31, 2005	71,161,869	$70,239	$10,194,464	$10,264,703

(b)	Options:

	(i)	Stock-based compensation:

In 1999, the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant stock options to directors, management, employees and contractors. The Plan authorized grants of options to purchase up to 757,500 shares of authorized but unissued common stock. In 2000, the Company’s shareholders approved an additional 1,242,500 common shares under the Plan to be eligible to be granted as options. Stock options are granted with an exercise price equal to the stock’s market value at the date of the grant. The stock options have all expired in 2005.

		Average
	Options	exercise
	outstanding	price

Outstanding and exercisable, December 31, 2004	9,100	2.00
Transactions during the period:
Granted	-
Exercised	-
Expired	(9,100)	2.00

Outstanding and exercisable, December 31, 2005	0	$00

F2-11

PEOPLELINE, INC. Formerly: POPSTAR CMMUNICATINS, INC.
(A development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005 (unaudited)

6.	Capital stock: (continued)

(ii)	Other:

In 2000, the Company granted options to three investors to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $2.00 per share. The options are exercisable by the investors at any time prior to the date which is three months subsequent to the date on which the Company’s stocks are relisted for trading on an exchange. As at December 31, 2005, these options have not been exercised and are still outstanding.

7.	Related party transactions:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

On January 11, 1999, the Company entered into a Licensing Agreement and a service agreement with TGI, for the licensing and service of the IP technology termed Enroute. Under this license, the Company has agreed to pay a percentage of the net revenues resulting from the commercial activities of the Software, subject to a specified annual minimum In 2004 the licensing and service fees were waived by TGI.

(b)

During the year ended December 31, 2005, POPstar Communications Canada Corp. leased office space for its office in Vancouver, Canada from Tradeglobe Consulting Ltd. pursuant to a leasing arrangement. Two shareholders of Tradeglobe Consulting Ltd. are directors of the Company. During the year, the Company incurred rental expenses pursuant to this arrangement totaling $6,148 (2004 $28,429).

(c) .

8.	Income taxes:

There is no provision for income taxes for the years ended December 31, 2005 and 2004, due to losses and no state income tax in Nevada.

9.	Segmented information:

The assets and revenue of the Company have been classified for segmented information purposes based on the location of the Company’s operations. For the year ended December 31, 2005, the majority of the assets and revenue were located and earned in Canada.

F2-12

PEOPLELINE TELECOM INC.
(a development stage company)
FINANCIAL STATEMENTS
(unaudited)
MARCH 31, 2007

PEOPLELINE TELECOM INC. (FORMERLY : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

CONTENTS

MARCH 31, 2007

Page

FINANCIAL STATEMENTS

Balance Sheet	F3-1

Statement of Operations	F3-2

Statement of Cash Flows	F3-3

Statement of Stockholders' Equity	F3-4 -F3-6

Notes to the Financial Statements	F3-7 - F3-9

PEOPLELINE TELECOM INC. (FORMERLY : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Balance Sheet
As At March 31, 2007

(Stated in U.S. Dollars)
Unaudited

March 31st
2007
ASSETS

Current Assets
Cash	$10,156
Accounts Receivable	4,693
14,849
Equipment (Note 3d & 4)	16,202
Other Assets	7,130

Total Assets	$38,181

LIABILITIES

Current Liabilities
Accounts Payable & Accrued Liabilities	121,610
Customers Deposits	3,078
Payable to common controlled companies	8,636

133,324

STOCKHOLDERS' EQUITY (DEFICIENCY)

Authorized :
200,000,000 common voting shares, par value of $0.001 per share
Issued and outstanding :
40,094,146 shares (Note 6)	$10,612,634
Deficit accumulated during the development stage	(10,707,777)

(95,143)

Total Liabilities and Stockholders' Equity (Deficiency)	$38,181

F3-1

PEOPLELINE TELECOM INC. (FORMER : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Loss and Deficit
For the 3 months period ended March 31, 2007

(Stated in U.S. Dollars)
Unaudited

3 Months ended
March 31,2007

Revenue
Sales	$93,990
Cost of Sales	45,811
Gross Profit	48,179

Expenses
Advertising & marketing	6,921
Amortization	1,473
Bank charges and interest	2,687
Delivery & freight	965
Foreign exchange loss (gain)	7,734
Management fees	35,000
Office and general	1,142
Office insurance	1,994
Recruitment	338
Rent	8,816
Subcontractors	44,327
Telephone/Fax/Internet	4,576
Insurance benefit	964
Miscellaneous expenses	221
Utilities, property tax etc	485
Total expenses	117,643
Income/(Loss) before income taxes	(69,464)
Income taxes	-
Income/(Loss) for the period	(69,464)
Deficit, beginning of period	(10,638,313)
Deficit, end of period	$(10,707,777)

F3-2

PEOPLELINE TELECOM INC. (FORMERLY:POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Consolidated Statements of Cash Flows
For the 3 months period ended March 31, 2007

(Stated in U.S. dollars)
Unaudited

3 Months ended
March 31,
2007

Cash flows from operating activities :
Net income/(loss)	$(69,464)
Non-cash items and transactions :
Common shares issued for offsetting loan to E Comm Capital Ltd	58,672
Common shares issued for professional service	35,000
Other accounts payable	(55,752)
Equipment	1,316
Other assets	(65)

Working capital :
Accounts receivable	161
Accounts payable	23,913
Customer deposits	1,032
Total cash flows from operating activities	(5,187)
Cash and cash equivalents, beginning period	15,343
Cash and cash equivalents, end of period	$10,156

F3-3

PEOPLELINE, INC. (Formerly : POPSTAR COMMUNICATIONS, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to March 31,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage

Net loss for the period

POPstar Global Communications Inc.
Balance as at December 17, 1998
For cash :
Common shares issued pursuant to an offering at $0.000911	10,500,000	8,565
Preferred shares issued pursuant to an offering at $0.833333	2,375,000	1,979,167
Capital stock prior to recapitalization	12,875,000	1,987,732

POPstar Communications, Inc.
Balance, January 1, 1998 and December 31, 1998	5,800,000	5,800
Adjustment on recapitalization:
Capital Stock of POPstar Global Communications Inc.
deemed to have been outstanding prior to recapitalization
that were issued	12,875,000	12,875	1,967,540
Capital stock subsequent to recapitalization	18,675,000	18,675	1,967,540	-

For Cash:
Common shares issued pursuant to an offering at $1.00	125,000	125	124,875
Common shares issued pursuant to an offering at $0.833333	625,000	625	520,208
Common shares issued in consideration for legal service
rendered at $1.00	22,500	22	22,478
Deficit for the period				(2,041,736)
Balance, December 31, 1999	19,447,500	19,447	2,635,101	(2,041,736)

Common shares cancelled for no consideration	(2,400,000)	(2,400)	2,400
For cash:
Common shares issued pursuant to an offering at $2.00	3,000,000	3,000	5,997,000
Common shares issued pursuant to an offering at $0.833333	1,750,000	1,750	1,456,583
Common shares issued on exercise of option at $0.01	117,500	118	1,057
Common shares issued for software technology at $2.00	10,000	10	19,990
Deficit for the period				(3,141,273)
Balance, December 31, 2000	21,925,000	21,925	10,112,131	(5,183,009)

F3-4

PEOPLELINE, INC. (Formerly : POPSTAR COMMUNICATIONS, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to March 31,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31,2000	21,952,000	21,952	10,139,104	(5,183,009)

For cash:
Common shares issued on exercise of option at $0.01	90,000	90	810
Deficit for the period				(4,262,927)
Balance, December 31, 2001	22,042,000	22,042	10,139,914	(9,445,936)

For cash:
Common shares issued on exercise of option at $0.01	250,000	250	2,250
Deficit for the period				(770,806)
Balance, December 31, 2002	22,292,000	22,292	10,142,164	(10,216,742)

Common shares issued for professional services rendered	2,000,000	2,000
Deficit for the period				(277,427)
Balance, December 31, 2003	24,292,000	24,292	10,142,164	(10,494,169)

Common shares issued for services rendered	2,980,000	2,980	47,800
Deficit for the period				(209,649)
Balance, December 31, 2004	27,272,000	27,272	10,189,964	(10,703,818)

Common shares issued on exercise of option at $0.01	450,000		4,500
Common shares issued for services rendered, shares issued
in preparation of stock split (including 4,545,454 shares
issued to TGI Technologies to offset loan owing)	19,545,454	19,545
Common shares issued after stock split 100:1	472,675
Common shares issued After stock split
Common shares issued for professional services rendered	7,738,031	7,738
Common shares issued for marketing services	15,683,709	15,684
Income for the period				333,968
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

F3-5

PEOPLELINE, INC. (Formerly : POPSTAR COMMUNICATIONS, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to March 31,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

Common shares for marketing services cancelled at $0.001	(15,767,193)	(15,767)
Common shares for professional services cancelled at $0.001	(1,600,000)	(1,600)
Common shares reserved for share split at 100:1 cancelled
for no consideration	(36,055)
Common shares issued for professional services rendered
at $0.001	27,384,450	27,384
Restricted shares issued for loan collateral
(Short term loan of CA$100,000 at 1.165)	12,000,000	12,000	73,837
Common shares issued to founding shareholders
(goodwill) at $0.001	1,134,076	1,134
Common shares issued for marketing services at $0.001	34,339,258	34,339
Common shares from sales of shares on pinksheets.com
sold as free market shares for $0.30 per share, par value $0.001	322,667	323	96,477
Common shares issued per SEC Rule 504 at $0.001	9,150,000	9,150
Common shares issued per SEC Rule 504 at $0.001	9,677,333	9,677	7,304
Income (loss) for the period				(268,463)
Balance, December 31, 2006	147,766,405	146,879	10,372,082	(10,638,313)

Common shares reverse split of 1 : 500	107,559

Common shares reverse split of 1: 1000	94,000
Common shares issued for professional services
rendered at $0.001	35,000,000	35,000
Common shares issued to offset owing to TGI Technologies	5,000,000	5,000	53,672
Income (loss) for the period				(69,464)
	40,094,000	186,879	10,425,754	(10,707,777)

Balance, March 31, 2007	40,094,000	40,094	10,572,539	(10,707,777)

F3-6

PEOPLELINE TELECOM INC. (Formerly : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

3 Months period ended March 31, 2007 (unaudited)

1.	Operations:

The Company was incorporated on June 19, 1995 under the laws of the State of Nevada as Cherokee Leather, Inc. On May 17, 1999 the Company changed its name to POPstar Communications, Inc. The Company is an IP-messaging solution provider of internet based facsimile transmission technology an unified messaging technology services. The Company is considered a development stage company as it has not generated significant revenue to date from its principal business. In 2006, the Company changed its name to Peopleline, Inc. The Company has added VOIP products and services to its product line, which provides customers with telecommunications services over the internet.

2	Going concern:

The Company's financial statements are prepared using generally accepted accounting principles in the United States applicable to a going concern with contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had started to generate revenues from its services. However, total revenue generated is not significant, is insufficient to cover operating costs and has not generated sufficient cash flows to fund opertations nor meet the Company's liabilities as they become due. The Company's going concern is largely dependent upon the continued financial support from its major shareholders, or from additional security issuances to third parties to fund operating requirements for the current fiscal period. There is no guarantee that the licensed software will generate revenue sufficient to cover its operating cost or that proceeds received from the issuance of shares or other sources will maintain the Company until that time.

3	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary Peopleline Telecom, Inc. All intercompany balances and transactions have been eliminated.

As the Company has not generated significant revenue to date from its principal business, for accounting purposes it is considered to be a development stage enterprise for accounting and financial reporting purposes.

F3-7

PEOPLELINE TELECOM INC. (Formerly : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

3 Months period ended March 31, 2007 (unaudited)

3	Significant accounting policies (continued)

	(b)	Foreign operations:

The functional currency of the Company's wholly-owned subsidiaries outside of the United States is the United States dollar. Monetary items of those operations that are originally denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the balance sheet date and non-monentary items are translated at historical exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur.

Depreciation or amortization as assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Exchange gains and losses arising on the translation of montetary items are included in income or expenses for the current period.

	(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

	(d)	Equipment

Equipment is stated at cost. Depreciation is provided on a straight-line basis at a rate of 25% per annum.

	(e)	Software development

Software development costs are expensed as incurred unless they meet with general accepted accounting criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures have met these criteria during the period ended March 31, 2007

F3-8

PEOPLELINE TELECOM INC. (Formerly : POPSTAR COMMUNICATIONS, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

3 Months period ended March 31, 2007 (unaudited)

4	Equipment:

Equipment consists of furniture and fixtures, computers, leasehold improvement and other office equipment. There is no addition during the period.

5	Payable to companies with common controlling shareholders

The payables to companies with common controlling shareholders are non-interest bearing unsecured and have no specific terms of repayment.

6	Capital stock

(a) Common shares:

			Additional
	Common		paid-in
	shares	Par value	capital

Balance, December 31, 2006	147,766,405	146,879	10,372,082
Common shares reverse split of 1 : 1000	94,164
Shares issued for professional services @ 0.001	35,000,000	35,000
Shares issued to offset owing to E Comm Capital Ltd
@ 0.001	5,000,000	5,000	53,672
Balance, March 31, 2007	40,094,164	40,094	10,572,539

(b)	Options:

In 2000, the Company granted options to three investors to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $2.00 per share. The options are exercisable by the investors at any time prior to the date which is three months subsequent to the date on which the Company's stocks are relisted for trading on an exchange. As at March 31, 2007, these options have not been exercised and are still outstanding.

7	Segmented information

The assets and revenue of the Company have been classified for segmented information purposes based on the location of the Company's operations. For the period ended March 31, 2007, the majority of the assets and revenue were located and earned in Canada.

F3-9

PEOPLELINE TELECOM INC.
(a development stage company)
FINANCIAL STATEMENTS
(unaudited)
JUNE 30, 2007

PEOPLELINE TELECOM INC. (FORMERLY : PEOPLELINE, INC.)
(A Development Stage Company)

CONTENTS

JUNE 30, 2007

Page

FINANCIAL STATEMENTS

Balance Sheet	F4-1

Statement of Operations	F4-2

Statement of Cash Flows	F4-3

Statement of Stockholders' Equity	F4-4 - F4-6

Notes to the Financial Statements	F4-7 - F4-9

PEOPLELINE TELECOM INC. (FORMERLY : PEOPLELINE, INC.)
(A Development Stage Company)

Consolidated Balance Sheet As At June 30, 2007

(Stated in U.S. Dollars)
Unaudited

June 30,
2007
ASSETS

Current Assets
Cash	$2,038
Accounts Receivable	1,442
3,480
Equipment (Notes 4d)	15,963
Other Assets	6,195

Total Assets	$25,638

LIABILITIES

Current Liabilities
Accounts Payable & Accrued Liabilities	153,822
Customers Deposits	3,053
$156,875

STOCKHOLDERS' EQUITY (DEFICIENCY)

Authorized :
200,000,000 common voting shares, par value of $0.001 per share
Issued and outstanding :
40,094,146 shares (Notes 6)	$10,612,634
Deficit accumulated during the development stage	(10,743,871)

(131,237)

Total Liabilities and Stockholders' Equity (Deficiency)	$25,638

F4-1

PEOPLELINE TELECOM INC. (FORMER : PEOPLELINE, INC.)
(A Development Stage Company)

Consolidated Statements of Loss and Deficit
For the 6 months period ended June 30, 2007

(Stated in U.S. Dollars)
Unaudited

6 Months ended
June 30, 2007

Revenue
Sales	$201,048
Cost of Sales	105,372
Gross Profit	95,676

Expenses
Advertising & marketing	13,486
Amortization	3,193
Bank charges and interest	5,427
Delivery & freight	1,046
Foreign exchange loss (gain)	17,942
Legal and professional fees	2,891
Management fees	35,000
Office and general	1,587
Office insurance	4,321
Recruitment	732
Rent	18,425
Subcontractors	88,633
Telephone/Fax/Internet	6,239
Insurance benefit	1,315
Miscellaneous expenses	240
Utilities, property tax etc	758
Total expenses	201,235
Income/(Loss) before income taxes	(105,559)
Income taxes	-
Income/(Loss) for the period	(105,559)
Deficit, beginning of period	(10,638,313)
Deficit, end of period	$(10,743,872)

F4-2

PEOPLELINE TELECOM INC. (FORMERLY:PEOPLELINE, INC.)
(A Development Stage Company)

Consolidated Statements of Cash Flows
For the 6 months period ended June 30, 2007

(Stated in U.S. dollars)
Unaudited

6 Months ended
June 30,
2007

Cash flows from operating activities :
Net income/(loss)	$(105,559)
Non-cash items and transactions :
Common shares issued for offsetting loan to E Comm Capital Ltd	58,672
Common shares issued for professional service	35,000
Other accounts payable	(55,752)
Equipment	1,555
Other assets	870

Working capital :
Accounts receivable	3,412
Accounts payable	47,489
Customer deposits	1,007
Total cash flows from operating activities	(13,306)
Cash and cash equivalents, beginning period	15,343
Cash and cash equivalents, end of period	$2,037

F4-3

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to June 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage

POPstar Global Communications Inc.
Balance as at December 17, 1998
For cash :
Common shares issued pursuant to an offering at $0.000911	10,500,000	8,565
Preferred shares issued pursuant to an offering at $0.833333	2,375,000	1,979,167
Capital stock prior to recapitalization	12,875,000	1,987,732

POPstar Communications, Inc.
Balance, January 1, 1998 and December 31, 1998	5,800,000	5,800
Adjustment on recapitalization:
Capital Stock of POPstar Global Communications Inc.
deemed to have been outstanding prior to recapitalization
that were issued	12,875,000	12,875	1,967,540
Capital stock subsequent to recapitalization	18,675,000	18,675	1,967,540	-

For Cash:
Common shares issued pursuant to an offering at $1.00	125,000	125	124,875
Common shares issued pursuant to an offering at $0.833333	625,000	625	520,208
Common shares issued in consideration for legal service
rendered at $1.00	22,500	22	22,478
Deficit for the period				(2,041,736)
Balance, December 31, 1999	19,447,500	19,447	2,635,101	(2,041,736)

Common shares cancelled for no consideration	(2,400,000)	(2,400)	2,400
For cash:
Common shares issued pursuant to an offering at $2.00	3,000,000	3,000	5,997,000
Common shares issued pursuant to an offering at $0.833333	1,750,000	1,750	1,456,583
Common shares issued on exercise of option at $0.01	117,500	118	1,057
Common shares issued for software technology at $2.00	10,000	10	19,990
Deficit for the period				(3,141,273)
Balance, December 31, 2000	21,925,000	21,925	10,112,131	(5,183,009)

F4-4

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to June 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31,2000	21,952,000	21,952	10,139,104	(5,183,009)

For cash:
Common shares issued on exercise of option at $0.01	90,000	90	810
Deficit for the period				(4,262,927)
Balance, December 31, 2001	22,042,000	22,042	10,139,914	(9,445,936)

For cash:
Common shares issued on exercise of option at $0.01	250,000	250	2,250
Deficit for the period				(770,806)
Balance, December 31, 2002	22,292,000	22,292	10,142,164	(10,216,742)

Common shares issued for professional services rendered	2,000,000	2,000
Deficit for the period				(277,427)
Balance, December 31, 2003	24,292,000	24,292	10,142,164	(10,494,169)

Common shares issued for services rendered	2,980,000	2,980	47,800
Deficit for the period				(209,649)
Balance, December 31, 2004	27,272,000	27,272	10,189,964	(10,703,818)

Common shares issued on exercise of option at $0.01	450,000		4,500
Common shares issued for services rendered, shares issued
in preparation of stock split (including 4,545,454 shares
issued to TGI Technologies to offset loan owing)	19,545,454	19,545
Common shares issued after stock split 100:1	472,675
Common shares issued After stock split
Common shares issued for professional services rendered	7,738,031	7,738
Common shares issued for marketing services	15,683,709	15,684
Income for the period				333,968
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

F4-5

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to June 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

Common shares for marketing services cancelled at $0.001	(15,767,193)	(15,767)
Common shares for professional services cancelled at $0.001	(1,600,000)	(1,600)
Common shares reserved for share split at 100:1 cancelled
for no consideration	(36,055)
Common shares issued for professional services rendered
at $0.001	27,384,450	27,384
Restricted shares issued for loan collateral
(Short term loan of CA$100,000 at 1.165)	12,000,000	12,000	73,837
Common shares issued to founding shareholders
(goodwill) at $0.001	1,134,076	1,134
Common shares issued for marketing services at $0.001	34,339,258	34,339
Common shares from sales of shares on pinksheets.com
sold as free market shares for $0.30 per share, par value $0.00	322,667	323	96,477
Common shares issued per SEC Rule 504 at $0.001	9,150,000	9,150
Common shares issued per SEC Rule 504 at $0.001	9,677,333	9,677	7,304
Income (loss) for the period				(268,463)
Balance, December 31, 2006	147,766,405	146,879	10,372,082	(10,638,313)

Common shares reverse split of 1 : 500	107,559

Common shares reverse split of 1: 1000	94,164	94	10,518,868
Common shares issued for professional services
rendered at $0.001	35,000,000	35,000
Common shares issued to E Comm Capital Ltd	5,000,000	5,000	53,672
Income (loss) for the period				(105,559)
	40,094,164	40,094	10,572,540	(10,743,872)

Balance, June 30, 2007	40,094,164	40,094	10,572,540	(10,743,872)

F4-6

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

6 Months period ended June 30, 2007 (unaudited)

1	Change of name :

The Company have changed the name to Peopleline Telecom Inc. on January 7, 2007

2	Operations :

The Company was incorporated on June 19, 1995 under the laws of the State of Nevada as Cherokee Leather, Inc. On May 17, 1999 the Company changed its name to POPstar Communications, Inc. The Company is an IP-messaging solution provider of internet based facsimile transmission technology an unified messaging technology services. The Company is considered a development stage company as it has not generated significant revenue to date from its principal business. In 2006, the Company changed its name to Peopleline, Inc. The Company has added VOIP products and services to its product line, which provides customers with telecommunications services over the internet.

3	Going concern:

The Company's financial statements are prepared using generally accepted accounting principles in the United States applicable to a going concern with contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had started to generate revenues from its services. However, total revenue generated is not significant, is insufficient to cover operating costs and has not generated sufficient cash flows to fund opertations nor meet the Company's liabilities as they become due. The Company's going concern is largely dependent upon the continued financial support from its major shareholders, or from additional security issuances to third parties to fund operating requirements for the current fiscal period. There is no guarantee that the licensed software will generate revenue sufficient to cover its operating cost or that proceeds received from the issuance of shares or other sources will maintain the Company until that time.

4	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary Peopleline Telecom, Inc. All intercompany balances and transactions have been eliminated.

As the Company has not generated significant revenue to date from its principal business, for accounting purposes it is considered to be a development stage enterprise for accounting and financial reporting purposes.

F4-7

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

6 Months period ended June 30, 2007 (unaudited)

4	Significant accounting policies (continued)

(b)	Foreign operations:

The functional currency of the Company's wholly-owned subsidiaries outside of the United States is the United States dollar. Monetary items of those operations that are originally denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the balance sheet date and non-monentary items are translated at historical exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur.

Depreciation or amortization as assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Exchange gains and losses arising on the translation of montetary items are included in income or expenses for the current period.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

(d)	Equipment

Equipment is stated at cost. Depreciation is provided on a straight-line basis at a rate of 25% per annum.

(e)	Software development

Software development costs are expensed as incurred unless they meet with general accepted accounting criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures have met these criteria during the period ended June 30, 2007

F4-8

PEOPLELINE TELECOM INC. (Formerly : PEOPLELINE, INC.)
(A Development Stage Company)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

6 Months period ended June 30, 2007 (unaudited)

5	Equipment:

Equipment consists of furniture and fixtures, computers, leasehold improvement and other office equipment. There is no addition during the period.

6	Capital stock

(a)	Common shares:

			Additional
	Common		paid-in
	shares	Par value	capital

Balance, December 31, 2006	147,766,405	146,879	10,372,082
Common shares reverse split of 1 : 1000	94,164	94	10,518,868
Shares issued for professional services @ 0.001	35,000,000	35,000
Shares issued to offset owing to E Comm Capital Ltd
@ 0.001	5,000,000	5,000	53,672
Balance, June 30, 2007	40,094,164	40,094	10,572,540

(b)	Options:

In 2000, the Company granted options to three investors to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $2.00 per share. The options are exercisable by the investors at any time prior to the date which is three months subsequent to the date on which the Company's stocks are relisted for trading on an exchange. As at June 30, 2007, these options have not been exercised and are still outstanding.

7	Segmented information

The assets and revenue of the Company have been classified for segmented information purposes based on the location of the Company's operations. For the period ended June 30, 2007, the majority of the assets and revenue were located and earned in Canada.

F4-9

PEOPLELINE TELECOM, INC.
(FORMERLY : PEOPLELINE, INC)

FINANCIAL STATEMENTS
(unaudited)
SEPTEMBER 30, 2007

PEOPLELINE TELECOM, INC. (FORMERLY : PEOPLELINE, INC.)

CONTENTS

SEPTEMBER 30, 2007

Page

FINANCIAL STATEMENTS

Balance Sheet	F5-1

Statement of Operations	F5-2

Statement of Cash Flows	F5-3

Statement of Stockholders' Equity	F5-4 - F5-6

Notes to the Financial Statements	F5-7 - F5-9

PEOPLELINE TELECOM, INC. (FORMERLY : PEOPLELINE, INC.)

Consolidated Balance Sheet As At September 30, 2007

(Stated in U.S. Dollars)
Unaudited

September 30,
2007
ASSETS

Current Assets
Cash	$(7,152)
Accounts Receivable	1,442
(5,710)
Equipment (Notes 4d)	15,386
Other Assets	18,145

Total Assets	$27,821

LIABILITIES

Current Liabilities
Accounts Payable & Accrued Liabilities	169,120
Customers Deposits	3,269
$172,389

STOCKHOLDERS' EQUITY (DEFICIENCY)

Authorized :
200,000,000 common voting shares, par value of $0.001 per share
Issued and outstanding :
40,094,146 shares (Notes 6)	$10,605,434
Accumulated deficit	(10,750,002)

(144,568)

Total Liabilities and Stockholders' Equity (Deficiency)	$27,821

The accompanying notes are an integral part of the financial statements

F5-1

PEOPLELINE TELECOM, INC. (FORMER : PEOPLELINE, INC.)

Consolidated Statements of Loss and Deficit
For the 9 months period ended September 30, 2007

(Stated in U.S. Dollars)
Unaudited

9 Months ended
Sept. 30, 2007

Revenue
Sales	$334,240
Cost of Sales	161,366
Gross Profit	172,874

Expenses
Advertising & marketing	21,330
Amortization	5,129
Bank charges and interest	8,330
Delivery & freight	1,297
Foreign exchange loss (gain)	28,433
Legal and professional fees	3,328
Management fees	27,800
Office and general	1,754
Office insurance	6,094
Recruitment	784
Rent	33,064
Subcontractors	135,887
Telephone/Fax/Internet	7,979
Insurance benefit	1,795
Miscellaneous expenses	265
Utilities, property tax etc	1,294
Total expenses	284,563
Income/(Loss) before income taxes	(111,689)
Income taxes	-
Income/(Loss) for the period	(111,689)
Deficit, beginning of period	(10,638,313)
Deficit, end of period	$(10,750,002)

The accompanying notes are an integral part of the financial statements

F5-2

PEOPLELINE TELECOM, INC. (FORMERLY:PEOPLELINE, INC.)

Consolidated Statements of Cash Flows
For the 9 months period ended September 30, 2007

(Stated in U.S. dollars)
Unaudited

9 Months ended
Sept. 30
2007

Cash flows from operating activities :
Net income/(loss)	$(111,689)
Non-cash items and transactions :
Common shares issued for offsetting loan to E Comm Capital Ltd	58,672
Common shares issued for professional service	27,800
Other accounts payable	(64,388)
Equipment	2,132
Other assets	(11,080)

Working capital :
Accounts receivable	3,412
Accounts payable	71,423
Customer deposits	1,223
Total cash flows from operating activities	(22,495)
Cash and cash equivalents, beginning period	15,343
Cash and cash equivalents, end of period	$(7,152)

The accompanying notes are an integral part of the financial statements

F5-3

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to September 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage

POPstar Global Communications Inc.
Balance as at December 17, 1998
For cash :
Common shares issued pursuant to an offering at $0.000911	10,500,000	8,565
Preferred shares issued pursuant to an offering at $0.833333	2,375,000	1,979,167
Capital stock prior to recapitalization	12,875,000	1,987,732

POPstar Communications, Inc.
Balance, January 1, 1998 and December 31, 1998	5,800,000	5,800
Adjustment on recapitalization:
Capital Stock of POPstar Global Communications Inc.
deemed to have been outstanding prior to recapitalization
that were issued	12,875,000	12,875	1,967,540
Capital stock subsequent to recapitalization	18,675,000	18,675	1,967,540	-

For Cash:
Common shares issued pursuant to an offering at $1.00	125,000	125	124,875
Common shares issued pursuant to an offering at $0.833333	625,000	625	520,208
Common shares issued in consideration for legal service
rendered at $1.00	22,500	22	22,478
Deficit for the period				(2,041,736)
Balance, December 31, 1999	19,447,500	19,447	2,635,101	(2,041,736)

Common shares cancelled for no consideration	(2,400,000)	(2,400)	2,400
For cash:
Common shares issued pursuant to an offering at $2.00	3,000,000	3,000	5,997,000
Common shares issued pursuant to an offering at $0.833333	1,750,000	1,750	1,456,583
Common shares issued on exercise of option at $0.01	117,500	118	1,057
Common shares issued for software technology at $2.00	10,000	10	19,990
Deficit for the period				(3,141,273)
Balance, December 31, 2000	21,925,000	21,925	10,112,131	(5,183,009)

The accompanying notes are an integral part of the financial statements

F5-4

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to September 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31,2000	21,952,000	21,952	10,139,104	(5,183,009)

For cash:
Common shares issued on exercise of option at $0.01	90,000	90	810
Deficit for the period				(4,262,927)
Balance, December 31, 2001	22,042,000	22,042	10,139,914	(9,445,936)

For cash:
Common shares issued on exercise of option at $0.01	250,000	250	2,250
Deficit for the period				(770,806)
Balance, December 31, 2002	22,292,000	22,292	10,142,164	(10,216,742)

Common shares issued for professional services rendered	2,000,000	2,000
Deficit for the period				(277,427)
Balance, December 31, 2003	24,292,000	24,292	10,142,164	(10,494,169)

Common shares issued for services rendered	2,980,000	2,980	47,800
Deficit for the period				(209,649)
Balance, December 31, 2004	27,272,000	27,272	10,189,964	(10,703,818)

Common shares issued on exercise of option at $0.01	450,000		4,500
Common shares issued for services rendered, shares issued
in preparation of stock split (including 4,545,454 shares
issued to TGI Technologies to offset loan owing)	19,545,454	19,545
Common shares issued after stock split 100:1	472,675
Common shares issued After stock split
Common shares issued for professional services rendered	7,738,031	7,738
Common shares issued for marketing services	15,683,709	15,684
Income for the period				333,968
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

The accompanying notes are an integral part of the financial statements

F5-5

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC)

Consolidated Statements of Stockholders' Equity (Deficiency)
for the period December 17, 1998 (date of incorporation) to September 30,2007

(Stated in U.S. dollars)
Unaudited

				Deficit
				accumulated
			Additional	during the
	Common		paid-in	development
	shares	Par value	capital	stage
Balance, December 31, 2005	71,161,869	70,239	10,194,464	(10,369,850)

Common shares for marketing services cancelled at $0.001	(15,767,193)	(15,767)
Common shares for professional services cancelled at $0.001	(1,600,000)	(1,600)
Common shares reserved for share split at 100:1 cancelled
for no consideration	(36,055)
Common shares issued for professional services rendered
at $0.001	27,384,450	27,384
Restricted shares issued for loan collateral
(Short term loan of CA$100,000 at 1.165)	12,000,000	12,000	73,837
Common shares issued to founding shareholders
(goodwill) at $0.001	1,134,076	1,134
Common shares issued for marketing services at $0.001	34,339,258	34,339
Common shares from sales of shares on pinksheets.com
sold as free market shares for $0.30 per share, par value $0.00	322,667	323	96,477
Common shares issued per SEC Rule 504 at $0.001	9,150,000	9,150
Common shares issued per SEC Rule 504 at $0.001	9,677,333	9,677	7,304
Income (loss) for the period				(268,463)
Balance, December 31, 2006	147,766,405	146,879	10,372,082	(10,638,313)

Common shares reverse split of 1 : 500	107,559

Common shares reverse split of 1: 1000	94,164	94	10,518,868
Common shares issued for professional services
rendered at $0.001	35,000,000	35,000
Common shares issued to E Comm Capital Ltd	5,000,000	5,000	53,672
Common shares for cancellation	(7,200,000)	(7,200)
Income (loss) for the period				(111,689)
Balance, September 30, 2007	32,894,164	32,894	10,572,540	(10,750,002)

The accompanying notes are an integral part of the financial statements

F5-6

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC.)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

9 Months period ended September 30, 2007 (unaudited)

1	Change of name :

The Company have changed the name to Peopleline Telecom, Inc. on January 7, 2007.

2	Operations :

The Company was incorporated on June 19, 1995 under the laws of the State of Nevada as Cherokee Leather, Inc. On May 17, 1999 the Company changed its name to POPstar Communications, Inc. The Company is an IP-messaging solution provider of internet based facsimile transmission technology an unified messaging technology services. The Company has added VOIP products and services to its product line, which provides customers with telecommunications services over the internet.

3	Going concern:

The Company's financial statements are prepared using generally accepted accounting principles in the United States applicable to a going concern with contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had started to generate revenues from its services. However, total revenue generated is not significant, is insufficient to cover operating costs and has not generated sufficient cash flows to fund opertations nor meet the Company's liabilities as they become due. The Company's going concern is largely dependent upon the continued financial support from its major shareholders, or from additional security issuances to third parties to fund operating requirements for the current fiscal period. There is no guarantee that the licensed software will generate revenue sufficient to cover its operating cost or that proceeds received from the issuance of shares or other sources will maintain the Company until that time.

4	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary Peopleline Telecom, Inc. All intercompany balances and transactions have been eliminated.

As the Company has not generated significant revenue to date from its principal business, for accounting purposes it is considered to be a development stage enterprise for accounting and financial reporting purposes.

F5-7

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC.)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

9 Months period ended September 30, 2007 (unaudited)

4	Significant accounting policies (continued)

(b)	Foreign operations:

The functional currency of the Company's wholly-owned subsidiaries outside of the United States is the United States dollar. Monetary items of those operations that are originally denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the balance sheet date and non-monentary items are translated at historical exchange rates. Revenues and expenses are translated at the rate of exchange in effect on the dates they occur.

Depreciation or amortization as assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Exchange gains and losses arising on the translation of montetary items are included in income or expenses for the current period.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Assumptions underlying these estimates are limited by the availability of reliable data and the uncertainty of predictions concerning future events. Consequently, the estimates and assumptions made do not necessarily result in a precise determination of reported amounts. Actual results could differ from those estimates.

(d)	Equipment

Equipment is stated at cost. Depreciation is provided on a straight-line basis at a rate of 25% per annum.

(e)	Software development

Software development costs are expensed as incurred unless they meet with general accepted accounting criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures have met these criteria during the period ended September 30, 2007

F5-8

PEOPLELINE TELECOM, INC. (Formerly : PEOPLELINE, INC.)

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

9 Months period ended September 30, 2007 (unaudited)

5	Equipment:

Equipment consists of furniture and fixtures, computers, leasehold improvement and other office equipment. There is no addition during the period.

6	Capital stock

(a)	Common shares:

			Additional
	Common		paid-in
	shares	Par value	capital

Balance, December 31, 2006	147,766,405	146,879	10,372,082
Common shares reverse split of 1 : 1000	94,164	94	10,518,868
Shares issued for professional services @ 0.001	35,000,000	35,000
Shares issued to offset owing to E Comm Capital Ltd
@ 0.001	5,000,000	5,000	53,672
Balance, September 30, 2007	40,094,164	40,094	10,572,540

(b)	Options:

In 2000, the Company granted options to three investors to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $2.00 per share. The options are exercisable by the investors at any time prior to the date which is three months subsequent to the date on which the Company's stocks are relisted for trading on an exchange. As at September 30, 2007, these options have not been exercised and are still outstanding.

7	Segmented information

The assets and revenue of the Company have been classified for segmented information purposes based on the location of the Company's operations. For the period ended September 30, 2007 the majority of the assets and revenue were located and earned in Canada.

F5-9

Part III

Item 1: List of Exhibits and Reports

EXHIBIT	DESCRIPTION OF EXHIBIT
2.1	Articles of Incorporation The Charter of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto. – P.4
2.2	Bylaws of the Company- the by-laws of the issuer corresponding thereto as presently in effect and any amendments thereto. P.4
10.1	Class B License for Provision of International Telecom Services. This license provides international telecommunications services to the public using non-circuit switched traffic. P.4

SIGNATURE PAGE FOLLOWS

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Ace of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.

Peopleline Telecom Inc.

Date: December 3, 2007	Edward Gallagher
Chief Executive Officer